ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2021	Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto and Mr. Tony Burak

Re:	Registration Statement of JOHCM Funds Trust (File No. 333-253153) on Form N-14 filed on February 16, 2021

Dear Ms. Rossotto and Mr. Burak:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the registration statement of the Trust on Form N-14 filed on February 16, 2021 (the “Registration Statement”). The Registration Statement relates to the mergers (each, a “Reorganization,” and together, the “Reorganizations”) of JOHCM Credit Income Fund, JOHCM Emerging Markets Opportunities Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM Global Equity Fund, JOHCM Global Income Builder Fund, JOHCM International Opportunities Fund, JOHCM International Select Fund, and JOHCM International Small Cap Equity Fund, each a series of the Advisers Investment Trust (each series, a “Target Fund,” and such trust, the “Target Trust”), with and into the following series of the Trust, respectively: JOHCM Credit Income Fund, JOHCM Emerging Markets Opportunities Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM Global Select Fund, JOHCM Global Income Builder Fund, JOHCM International Opportunities Fund, JOHCM International Select Fund, and JOHCM International Small Cap Equity Fund (each, an “Acquiring Fund,” and together with the Target Funds, the “Funds”).

On March 11 and March 15, 2021, the Staff provided comments regarding the Registration Statement by telephone to Christopher Labosky of Ropes & Gray LLP, counsel to the Trust. The Trust expects to file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”) to reflect the revisions discussed herein in response to the Staff’s comments and to make certain non-material changes as appropriate. For convenience of reference, each comment is included before the Trust’s corresponding response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that have been revised are reflected, as applicable, with the new text underlined in blue and the deleted text shown in red strikethrough.

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I. Accounting Comments

1. Comment: On page iii of the Registration Statement, the SEC Accession Number listed for the third filing incorporated by reference, the prospectus and SAI of the Trust filed on February 12, 2021, appears to be incorrect. Please correct this number.

Response: The Trust will revise the referenced language as follows:

“The prospectus and SAI of the JOHCM Trust on behalf of each Acquiring Fund filed on February 12, 2021, as amended (File No. 333-249784; previously filed on the EDGAR Database and available on the SEC’s website at http://www.sec.gov, Accession No.  0001193125-21-~~017756~~040596), which is also enclosed herewith”

2. Comment: Page 7 of the Registration Statement includes disclosure regarding estimated transaction costs associated with the Reorganizations. Please supplement this disclosure by adding the per share amount of any expected realized capital gains. This disclosure also indicates that there are no expected realized capital gains for a number of Funds. Please confirm that this is accurate with respect to each Fund. The Staff notes that as of the last shareholder report for three of these Funds (JOHCM Emerging Markets Opportunities Fund, JOHCM Global Income Builder Fund and JOHCM International Small Cap Fund) indicated that the Funds were in a net gain position.

Response: The Trust will add the requested disclosure regarding estimated realized capital gains per share. The Trust respectfully submits that the values in the second table on page 7 represent the estimated incremental distributable net capital gains that would be realized as of November 30, 2020 only in the markets where security transfers are not permitted. With respect to the realization of distributable net capital gains by specific Funds, the Trust confirms that the information on page 7 was accurate as of November 30, 2020, after consideration of available capital loss carryforwards, and respectfully submits that, as disclosed in the paragraph preceding the table, the values could change, including to a material degree, prior to the Closing Date as a result of market movements or a Target Fund’s investment decisions. The Trust will add disclosure to clarify that such amounts are net of available capital loss carryforwards.

3. Comment: Please disclose in the Prospectus whether there are any material differences between the valuation policies and procedures of the Trust and those of the Target Trust.

Response: The Trust respectfully submits that this information is disclosed on page 9 of the prospectus, which states “[t]he JOHCM Trust’s valuation procedures are substantially similar to the valuation procedures of the Target Trust,” and on page 58, which states “[t]he AIT Board considered that the Reorganizations will be consummated at net asset value, and that the valuation policies and procedures for the Target Funds are not materially different from those of the Acquiring Funds.” The Trust will additionally revise the first paragraph on page 59 as follows:

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“On the Valuation Date, each Target Fund’s assets will be valued pursuant to the JOHCM Trust’s Valuation Procedures, which are substantially similar to the valuation policies and procedures of the Target Trust. The NAV of each class of the Acquiring Fund Shares will be determined by the administrator of the Acquiring Fund to the nearest full cent using the JOHCM Trust’s Valuation Procedures.”

4. Comment: The number of shares outstanding for JOHCM International Small Cap Equity Fund stated on page 67 of the Registration Statement appears to be incorrect. The Staff notes that as of the Fund’s most recent shareholder report, the Fund appears to have a total of 13,269,107 shares outstanding. Please correct these figures as needed.

Response: The Trust will make the requested change.

5. Comment: Please include in the Registration Statement the financial highlights for JOHCM Credit Income Fund.

Response: The Trust will make the requested change.

II. Other Comments

1. Comment: Please consider revising the first five pages of the Registration Statement, containing the letter to shareholders, to be more concise and reader-friendly, consistent with “plain English” principles as codified in Rule 421 under the 1933 Act.

Response: The Trust will consider whether additional changes to the disclosure in the letter to shareholders are appropriate in light of the plain English requirements of Rule 421 and the requirements of Form N-14.

2. Comment: The second paragraph on page i states that “[s]hareholders of record of each Target Fund as of the regular close of business of the New York Stock Exchange on March 24, 2021 have the opportunity to vote on the proposals.” Please clarify that shareholders may only vote on proposals relating to Target Funds in which they hold shares.

Response: The Trust will make the requested change.

3. Comment: The third paragraph on page i states: “The primary purpose of the proposed Reorganizations is to merge each Target Fund into a corresponding Acquiring Fund, each created as

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a shell vehicle specifically for the purpose of acquiring the assets and liabilities of the Target Fund.” Please clarify, in plain English, the meaning of the phrase “shell vehicle.” Within the same paragraph, please state that a Target Fund will be dissolved if its corresponding Reorganization is approved. Please also disclose which specific aspects of the Target Funds’ operations are expected to change and which are expected to remain the same as a result of the Reorganizations.

Response: The Trust will revise the referenced language in the third paragraph as follows:

The primary purpose of the proposed Reorganizations is to merge each Target Fund into a corresponding Acquiring Fund, ~~each created as a shell vehicle~~ which was specifically created for the purpose of acquiring the assets and liabilities of the Target Fund and which will have no assets immediately prior to the Reorganizations. If a Reorganization is approved, the corresponding Target Fund will be completely liquidated and dissolved.

With respect to the Target Funds’ operations, the Trust respectfully submits that the third paragraph on page i states: “The Reorganizations are not expected or intended to result in any changes to the day-to-day management of any of the Target Funds. Each Target Fund’s existing portfolio management team will serve as portfolio managers for the corresponding Acquiring Fund, in each case either directly as employees of JOHCM USA or as associated persons of JOHCM USA, subject to its oversight” and “The proposed Reorganizations will also result in each Target Fund being overseen by a different board of trustees.” In response to this comment, the Trust will supplement this statement with a statement that the Funds’ core service providers, including their custodian, administrator, transfer agent, and auditor will not change as a result of the Reorganizations and that the Acquiring Funds’ distributor is an affiliate of the Target Funds’ distributor.

4. Comment: In the letter to shareholders on pages i-ii, please clarify in plain English the reasons why the Reorganizations are being proposed.

Response: In response to this comment, the Trust will incorporate into the shareholder letter the language requested under Comment 28 below.

5. Comment: The third paragraph on page i states that “[e]ach Acquiring Fund has an identical or substantially identical investment objective and substantially similar investment strategies and policies to those of its corresponding Target Fund,” while the first full paragraph on page 32 states that “Each Target Fund and its corresponding Acquiring Fund: [. . .] Have the same investment objectives.” Please reconcile these sentences.

Response: The Trust will revise the language on page 32 as follows:

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Each Target Fund and its corresponding Acquiring Fund: [. . .] Have the same or substantially identical investment objectives.

6. Comment: Please add disclosure to the letter to shareholders on pages i-ii stating that the Reorganizations are not expected or intended to result in any changes to the day-to-day management of the Target Funds.

Response: The Trust respectfully submits that the requested information is already disclosed in the third paragraph on page i, which says in relevant part: “The Reorganizations are not expected or intended to result in any changes to the day-to-day management of any of the Target Funds. Each Target Fund’s existing portfolio management team will serve as portfolio managers for the corresponding Acquiring Fund, in each case either directly as employees of JOHCM USA or as associated persons of JOHCM USA, subject to its oversight.”

7. Comment: Please consider replacing references to the “JOHCM Group’s” beliefs with references to the Target Trust’s beliefs throughout the letter to shareholders, as appropriate, in light of the fact that the letter to shareholders is addressed from the Target Trust.

Response: The Trust will consider whether, and if so, which, instances of “JOHCM Group’s” beliefs should be replaced with references to the Target Trust’s beliefs throughout the letter to shareholders.

8. Comment: The first paragraph on page i of the letter to shareholders states: “The proposed Reorganizations are expected to result in reduced or the same operating expenses for Target Fund Shareholders on a gross basis, even before giving effect to a contractual expense limitation arrangement.” Please clarify the meaning of the phrase “gross basis” in plain English and confirm whether this is intended to mean that some Acquiring Funds will experience lower operating expenses than their Target Fund counterparts.

Response: The Trust will revise the referenced language as follows:

The proposed Reorganizations are expected to result in reduced or the same operating expenses for Target Fund Shareholders ~~on a gross basis~~, even before giving effect to a contractual expense limitation arrangement, as described in greater detail in the “Comparison of Fee Tables and Expense Examples” section of the attached Combined Proxy Statement/Prospectus.

The Trust confirms that the referenced disclosure is intended to mean that at least some Acquiring Funds will experience lower total annual fund operating expenses, even without considering any applicable fee waivers or reimbursements, than their Target Fund counterparts.

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9. Comment: With a view to disclosure later in the Registration Statement, please disclose in the letter to shareholders on pages i-ii whether the Target Trust anticipates any material changes to the Target Funds’ distribution platform availability, internal or external service provider arrangements, costs of Chief Compliance Officer and valuation services, or overall costs as a result of the Reorganizations. Please also disclose the implications of any such changes for shareholders.

Response: The Trust will add the following disclosure to the letter to shareholders on pages i-ii:

The proposed Reorganizations are not expected or intended to result in any material changes to the availability of any fund on existing distribution platforms.

With respect to the other topics noted, please refer to the Trust’s responses to Comments 3 and 8 above.

10. Comment: The first paragraph on page i of the letter to shareholders states that “[t]he JOHCM Group considers this a natural progression for the funds as its U.S. business has grown.” The Staff believes the reference to JOHCM Group’s “U.S. business” is unclear. Please consider removing this language or including additional context that highlights why this disclosure is relevant for shareholders.

Response: The Trust will revise the quoted language as follows:

“The JOHCM Group considers this a natural progression for the funds as the funds have grown in assets and the JOHCM Group continues to focus on expanding its U.S. business ~~has grown.~~, including by seeking to continue to grow the funds.”

11. Comment: Please confirm supplementally that holding the shareholder meeting in a virtual format complies with relevant state laws, and explain whether there are any intended differences between the virtual meeting experience and the in-person meeting experience. Please add disclosure to the Registration Statement regarding shareholders’ ability to ask questions or make statements at the virtual meeting to the same extent as they would be able to in person, and consider including a phone number for shareholders who require technical assistance on the day of the meeting.

Response: The Trust supplementally confirms that the virtual shareholder meeting format complies with relevant state laws, and that, notwithstanding the unavoidable incidental differences associated with remote work technologies, there are no intended differences between the virtual meeting experience and the in-person meeting experience including the ability for shareholders to ask questions and make statements. Shareholders who register to participate in the virtual meeting will be provided with a unique log-on ID via email and will be able to email the sender in the event they require technical assistance on the day of the virtual meeting. The Trust will further revise the disclosure on page ii regarding the virtual Meeting as follows:

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“Details on how to participate in the virtual Meeting are included in the attached materials. Shareholders will be able to ask questions and make statements at the virtual Meeting to the same extent as they would at an in-person meeting.”

12. Comment: Proposal (a) in the notice to shareholders on pages 1-2 contains a large amount of substantive information. Please reformat this proposal into multiple paragraphs to improve readability.

Response: The Trust will make the requested change.

13. Comment: In the introductory paragraph preceding the chart of Target Funds and their corresponding Acquiring Funds on page 2, please clarify that shareholders may only vote on proposals relating to Target Funds in which they hold shares.

Response: The Trust will make the requested change.

14. Comment: The second paragraph on page i of the Combined Proxy Statement/Prospectus states that “JOHCM Trust is a newly created trust and each Acquiring Fund is a newly created series of the JOHCM Trust organized for the purpose of engaging in its respective Reorganization.” Please add this disclosure to the letter to shareholders.

Response: Please refer to the Trust’s response to Comment 3 above. The Trust respectfully submits that this disclosure, as revised, addresses the “shell” character of the Acquiring Funds.

15. Comment: The second paragraph on page i of the Combined Proxy Statement/Prospectus contains a large amount of substantive information. Please consider reformatting this disclosure into multiple paragraphs or simplifying the disclosure to improve readability.

Response: The Trust will reformat the reference disclosure into multiple paragraphs as requested.

16. Comment: The third paragraph on page iii of the Combined Proxy Statement/Prospectus states: “[i]f shareholders of any Target Fund fail to approve its Reorganization, the Board of such Target Fund will consider what other actions, if any, may be appropriate.” Please disclose the specific options that the Board would consider if any Reorganization is not approved.

Response: The Trust respectfully submits that the referenced disclosure is intentionally indeterminate because the specific options that the Board might consider will vary depending on, among other factors, which and how many Reorganizations fail to be approved. Notwithstanding this, in response to this comment the Trust will revise the referenced disclosure as follows:

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“If shareholders of any Target Fund fail to approve its Reorganization, the Board of such Target Fund will consider what other actions, if any, may be appropriate, including re-proposing the Reorganization or liquidating the Target Fund.”

17. Comment: The Staff believes that the Overview section beginning on page 3 may be too long for a shareholder to easily comprehend the most material facts about the Reorganizations. Please consider adding a more succinct “Q&A” synopsis to the beginning of the Overview section that summarizes the questions and answers most important for a shareholder.

Response: The Trust will add a short Q&A synopsis to the beginning of the Overview section as requested.

18. Comment: The first full paragraph on page 4 states: “The primary purpose of the proposed Reorganizations is to merge each Target Fund into its corresponding Acquiring Fund, which has an identical or substantially identical investment objective and substantially similar investment strategies and policies to those of its respective Target Fund.” Please move this sentence so that it appears as a separate Q&A disclosure in the Overview section.

Response: The Trust will move the referenced disclosure so that it appears as a separate Q&A titled “What is the primary purpose of the proposed Reorganizations?”

19. Comment: Please add a Q&A to the Overview section describing what will happen if a Reorganization is not approved.

Response: The Trust respectfully submits that the answer provided on page 12 under “What happens if a Reorganization is not approved by the relevant Target Fund’s shareholders?” addresses what will happen if a Reorganization is not approved.

20. Comment: The answer provided on page 5 under “Why are the Reorganizations being proposed?” appears to primarily address why the Reorganizations are beneficial to shareholders. Please revise this answer to clarify the business rationale prompting the Reorganizations.

Response: The Trust will incorporate the language referenced in Comment 28 below into the answer under “Why are the Reorganizations being proposed?” on page 5.

21. Comment: Also with respect to the answer under “Why are the Reorganizations being proposed?,” please clarify in plain English what is meant by the phrase “unlocking potential cost savings for the funds through rationalizing certain operations and compliance functions.”

Response: The Trust will revise each instance of the quoted phrase to state “resulting in potential cost savings for the funds through the internalization of certain operational and compliance

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functions formerly provided to the Target Trust by external service providers and the negotiation of lower fees with certain service providers.”

22. Comment: Please add a Q&A to the Overview section describing what changes, if any, will occur in the Funds’ fees as a result of the Reorganizations. Please include in this answer an explanation of the meaning of the “gross basis” language noted in Comment 8.

Response: The Trust respectfully submits that the answer under “How do the fees of the Acquiring Funds compare to those of their corresponding Target Funds?” on page 9 addresses the anticipated changes in the Funds’ fees as a result of the Reorganizations. The Trust will revise the first paragraph of the answer as follows:

As a result of the proposed Reorganizations and after any applicable expense waivers and reimbursements, shareholders of Institutional Class, Class I, and Class II of the Target Funds can expect to experience similar or lower net total operating expenses as a percentage of average daily net assets as shareholders of the Acquiring Funds after the Reorganizations. ~~On a gross basis~~Before accounting for any fee waivers or expense reimbursements, expenses as a percentage of net assets for each of Institutional Class, Advisor Class and Investor Class shares of each Acquiring Fund, other than Institutional Class Shares of JOHCM International Select Fund, will also be lower than ~~or the same as~~ the Institutional Class, Class I and Class II shares, respectively, of the corresponding Target Fund. ~~Gross~~Before accounting for any fee waivers or expense reimbursements, expenses as a percentage of net assets for Institutional Shares of the Acquiring JOHCM International Select Fund will be the same as Class I shares of the Target JOHCM International Select Fund.

23. Comment: Also with respect to the answer under “Why are the Reorganizations being proposed?,” please revise the disclosure to clarify which Funds, specifically, are expected to incur significant transaction costs in connection with buying and selling non-U.S. securities as a result of the Reorganizations.

Response: The Trust respectfully submits that none of the Funds is expected to incur significant transaction costs in connection with buying and selling non-U.S. securities as a result of the Reorganizations. Notwithstanding this expectation, the Trust will add the following disclosure to the second paragraph under “Why are the Reorganizations being proposed?”:

“As of November 30, 2020, JOHCM Emerging Markets Small Cap Fund, JOHCM Emerging Markets Opportunities Fund and JOHCM International Small Cap Fund are estimated to incur transaction costs (measured as a percentage of each Target Fund’s net asset value) of 0.135%, 0.071% and 0.012%, respectively, in connection with the Reorganizations. All other Target Funds are estimated to incur transaction costs of less than 0.01%. Please see “Who will bear the expenses associated with the

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Reorganizations? – Estimated Fund Transaction Costs” below for additional information.”

24. Comment: With respect to the answer under “Are the investment objectives and strategies of the Acquiring Funds similar to the investment objectives and strategies of their corresponding Target Funds?,” please clarify which specific Funds’ investment objectives and strategies are expected to change as a result of the Reorganizations.

Response: The Trust will revise the referenced disclosure as follows:

The investment objective of each Acquiring Fund ~~is identical or~~other than the JOHCM International Opportunities Fund is identical to the investment objective of the corresponding Target Fund. The investment objective of the JOHCM International Opportunities Fund is substantially identical to the investment objective of ~~the~~its corresponding Target Fund. The investment strategies and policies of each Acquiring Fund are substantially similar to those of the corresponding Target Fund.

25. Comment: The first paragraph under “Who will bear the expenses associated with the Reorganizations?” on page 7 is repetitive of disclosure included elsewhere in the Overview section. Please remove the duplicative disclosure and clarify which specific Funds will be most impacted.

Response: With respect to the expenses associated with the Reorganizations, the Trust will delete the duplicative disclosure on page 7. With respect to clarifying the Funds most impacted, the Trust submits that the disclosure it proposes to add in response to Comment 23 above will adequately highlight the three Target Funds that are expected to incur transaction costs exceeding 0.01% of net assets.

26. Comment: The “Estimated Capital Gains Exposure” table on page 7 indicates that the JOHCM Emerging Markets Small Cap Fund is expected to realize significantly higher net capital gains as a result of the Reorganizations than are the other Target Funds. Please consider disclosing this fact more prominently.

Response: In response to this comment, the Trust will highlight this Fund’s estimated capital gains exposure in the new Q&A synopsis the Trust has proposed adding in response to Comment 17 above.

27. Comment: With respect to the answer under “What are the U.S. federal income tax consequences of the Reorganizations?” on page 8, please confirm whether any of the Funds’ distributions will be affected by the Reorganizations, and if so, please disclose this fact.

Response: The Trust confirms that the Trust does not anticipate that any of the Funds’ distributions will be materially affected by the Reorganizations relative to each Fund’s respective

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net assets. The Trust anticipates that each Acquiring Fund’s distributions will continue to align with those amounts historically experienced by its corresponding Target Fund.

28. Comment: The Staff believes the following disclosure from page 9 is a helpful and succinct summary of the business rationale motivating the proposed Reorganizations:

“The JOHCM Group proposed that the AIT Board approve the Reorganizations in light of the foregoing benefits as well as, among other factors: the opportunity for Target Fund Shareholders to retain their existing exposure to the asset classes and investment strategies of their original investment without interruption or significant transaction costs, anticipated similar or lower operating expenses for Target Fund Shareholders, the similarity in each Target Fund’s and its corresponding Acquiring Fund’s investment objectives and strategies, and the expected continuation of day-to-day portfolio management from all of the Target Funds’ current portfolio managers. For information regarding the factors that were considered by the AIT Trustees, please refer to the section below entitled “Background and Trustees’ Considerations Related to the Proposed Reorganization.”

Please consider adding this disclosure to the letter to shareholders on pages i-ii.

Response: The Trust will add the language in substantially similar form to the letter to shareholders.

29. Comment: Please consider reorganizing the third paragraph of the answer under “How do the fees of the Acquiring Funds compare to those of their corresponding Target Funds?” on page 9 according to the corresponding share classes of each Target Fund and Acquiring Fund. Please explain how Rule 12b-1 distribution fees are expected to change as a result of the Reorganizations on a fund-by-fund basis.

Response: The Trust will revise the reference disclosure as follows:

In addition, all of the Target Funds and Acquiring Funds have adopted a distribution plan under Rule 12b-1. The maximum distribution and service fees to be paid by each Target Fund and its corresponding Acquiring Fund under these distribution plans are as follows:

Target Fund Share Class	Acquiring Fund Share Class	Maximum Distribution and Service Fee
Class I*	Advisor Class	0.10%
Class II	Investor Class	0.25%
Institutional	Institutional Class	None

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~~In addition, all of the Target Funds have adopted a distribution plan under Rule 12b-1, under which Class I shares (except~~* Class I shares of JOHCM International Select Fund~~),~~ are ~~subject to maximum 0.10% Rule 12b-1 distribution and service fee and Class II are~~not subject to a ~~maximum 0.25% Rule~~ 12b-1 distribution and service fee. ~~Each Acquiring Fund has adopted a 12b-1 plan under which Advisor Class shares are subject to maximum 0.10% Rule 12b-1 distribution and service fee and Investor Class shares are subject to a maximum 0.25% Rule 12b-1 distribution and service fee. If the proposed Reorganization for~~With respect to JOHCM International Select Fund only, if the proposed Reorganization is approved, Class I shareholders of the Target JOHCM International Select Fund will receive Institutional Shares of the Acquiring JOHCM International Select Fund, which does not bear a 12b-1 fee. Distribution fees are not expected to change for any Fund as a result of the Reorganizations.

30. Comment: The fifth paragraph on page 10 states “[t]he share purchase, redemption, and exchange procedures of the Acquiring Funds are substantially identical to those of the Target Funds.” Please clarify whether, and if so, how, the purchase, redemption, and exchange procedures for the Acquiring Funds differ from those of the Target Funds.

Response: The Trust will revise the referenced disclosure as follows:

The share purchase, redemption, and exchange procedures of the Acquiring Funds are ~~substantially~~ identical to those of the Target Funds, except for differences in the applicable class eligibility requirements.

31. Comment: With respect to the answer under “What are the quorum and approval requirements for the Reorganizations?” on page 11, please confirm whether the quorum and approval requirements imposed by the organizational documents of the Target Trust differ from those required under the Investment Company Act of 1940, as amended (the “1940 Act”). If they do not, please consider deleting the phrase “[n]otwithstanding the requirements described in the organizational documents” that appears in the second sentence of that paragraph.

Response: The Trust has been informed by the Target Trust that the quorum and approval requirements imposed by the organizational documents of the Target Trust do not differ from those required under the 1940 Act in this circumstance. Accordingly, the Trust will delete the phrase “[n]otwithstanding the requirements described in the organizational documents” from the referenced paragraph.

32. Comment: Also with respect to the answer under “What are the quorum and approval requirements for the Reorganizations?,” please clarify the significance of a quorum and disclose what will happen if a quorum is not obtained with respect to any Reorganization.

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Response: With respect to the significance of a quorum, the Trust will add the following disclosure to the answer under “What are the quorum and approval requirements for the Reorganizations?”:

“A quorum is required for shareholders of a Target Fund to take action at the Meeting.”

With respect to the second half of the comment, the Trust respectfully submits that the separate Q&A titled “What if there are not enough votes to reach a quorum or to approve a Reorganization by the scheduled Meeting date?” on page 12 addresses what will happen if quorum is not obtained with respect to any Reorganization.

33. Comment: The fee tables under “Proposal 1: Comparison of JOHCM Credit Income Fund and JOHCM Credit Income Fund” and “Proposal 6: Comparison of JOHCM International Opportunities Fund and JOHCM International Opportunities Fund” on pages 14-15 and 25-26, respectively, indicate that both the JOHCM Credit Income Fund’s and the JOHCM International Opportunities Fund’s “Other Expenses” are expected to decrease significantly as a result of their respective Reorganizations. Please explain supplementally why.

Response: The Trust supplementally confirms that the decrease in JOHCM Credit Income Fund’s and JOHCM International Opportunities Fund’s “Other Expenses” is primarily due to the elimination of certain Fund-specific fixed fees that each of these Target Funds currently pays to The Northern Trust Company, the Funds’ administrator, transfer agent and custodian. The Trust respectfully submits that these changes are magnified by JOHCM Credit Income Fund’s and JOHCM International Opportunities Fund’s relatively lower asset levels when compared to the other Target Funds.

34. Comment: The Staff believes the tables that appear under “Class Structure” on page 48 are a helpful and succinct visual summary of the Target Funds’ share classes and corresponding Acquiring Funds’ share classes. Please consider moving these tables so that they appear earlier in the Combined Proxy Statement/Prospectus.

Response: The Trust will make the requested change.

35. Comment: The third paragraph on page 50 states: “If the Reorganizations are approved, each Target Fund will reorganize into a corresponding series of the JOHCM Trust, a Massachusetts business trust pursuant to the laws of The Commonwealth of Massachusetts.” Please disclose any material differences between Delaware and Massachusetts law that might impact the Funds’ shareholders.

Response: The Trust will add the following disclosure to the “Comparison of Business Structures, Shareholder Rights and Applicable Law – Derivative Actions”:

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“Derivative Actions. Under the JOHCM Declaration, a shareholder may only bring derivative action on behalf of the JOHCM Trust if the shareholder first makes a pre-suit demand upon the JOHCM Board. The demand will not be excused under any circumstances, including claims of alleged interest on the part of the JOHCM Trustees, unless the shareholder makes a specific showing that irreparable nonmonetary injury to the JOHCM Trust or series or class of shares would otherwise result. The demand must be mailed to the secretary of the JOHCM Trust at the JOHCM Trust’s principal office and must set forth in reasonable detail the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the shareholder(s) to support the allegations made in the demand. The JOHCM Board will consider the demand within 90 days of its receipt by the JOHCM Trust. In their sole discretion, the JOHCM Board may submit the matter to a vote of shareholders of the JOHCM Trust. In addition to the requirements set forth in the JOHCM Declaration and the JOHCM Bylaws, Massachusetts law contains what is commonly referred to as a “universal demand statute,” which requires that Acquiring Fund shareholders make a written demand on the JOHCM Trustees to bring any such action. Any decision by the JOHCM Board to bring, maintain or settle (or not to bring, maintain or settle) a derivative action, or to submit the matter to a vote of shareholders is binding upon the shareholders.

By contrast, the Delaware Statutory Trust Act (the “Delaware Act”) permits beneficial owners to bring a derivative action in the right of a statutory trust if persons with the authority to do so have refused to bring the action, or if an attempt to petition such persons is unlikely to exceed, unless otherwise provided in the statutory trust’s declaration of trust or bylaws. The AIT Declaration does not limit the ability of shareholders to bring derivative actions on behalf of the Target Trust.”

The Trust will also add the following language to “Comparison of Business Structures, Shareholder Rights and Applicable Law – Liability of Shareholders”:

Liability of Shareholders. The governing instruments of the JOHCM Trust generally provide that shareholders will not be subject to personal liability for the obligations of the JOHCM Trust and neither the JOHCM Trust nor the JOHCM Trustees, nor any officer, employee or agent of the JOHCM Trust shall have any power to bind personally any shareholder. Under Massachusetts law, shareholders of a business trust could, under certain circumstances, be held personally liable as partners for the obligations of the JOHCM Trust. However, the JOHCM Declaration contains an express disclaimer of shareholder liability for obligations of the JOHCM Trust, and provides that notice of such disclaimer shall be given in every note, bond, contract, instrument, certificate or undertaking executed on behalf of the Trust. The JOHCM

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Declaration also provides that omission of such notice will not cause shareholders of the JOHCM Trust to be personally bound.

The governing instruments of the Advisers Investment Trust generally provide that shareholders will not be subject to personal liability for the obligations of the Advisers Investment Trust. The shareholders of the Target Trust are additionally protected from liability under the Delaware Act, which provides that, except to the extent otherwise provided in the AIT Declaration or AIT Bylaws, shareholders of the Target Trust are entitled to the same limitation of personal liability as is extended to stockholders of a private corporation for profit organized under Delaware corporate law.

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Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:	Jonathan Weitz, President of the Trust

Mary Lomasney, Chief Compliance Officer and Secretary of the Trust

George B. Raine, Ropes & Gray LLP

Michael Wible, Thompson Hine LLP